EXHIBIT 99.2

13	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MD&A
MANAGEMENT’S DISCUSSION AND ANALYSIS
AS AT FEBRUARY 28, 2006
OVERVIEW AND HIGHLIGHTS OF 2005
Abitibi-Consolidated is a global leader in newsprint and uncoated groundwood (commercial printing) papers as well as a major producer of wood products, generating sales of $5.3 billion in 2005. The Company owns or is a partner in 19 paper mills, 20 sawmills, 4 remanufacturing facilities and 2 engineered wood facilities in Canada, the United States and the United Kingdom. Abitibi-Consolidated supplies customers in some 70 countries and employs approximately 13,500 people. Responsible for the forest management of approximately 16.8 million hectares of woodlands in Canada, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also North America’s largest recycler of newspapers and magazines, serving 23 metropolitan areas in Canada and the U.S., and 26 markets in the U.K., with 30 operating locations and more than 20,000 Paper Retriever® and paper bank containers. At the beginning of 2005, Abitibi-Consolidated changed the name of its Value-Added Groundwood Papers segment to Commercial Printing Papers to better reflect the business segment in which the Company is operating.
     Abitibi-Consolidated is one of the lowest-cost global newsprint producers, annually marketing approximately 4.3 million tonnes of newsprint including third parties’ volume, 2 million tonnes of commercial printing papers and 2 billion board feet of lumber.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	14
MANAGEMENT’S DISCUSSION AND ANALYSIS
$350 MILLION LOSS
Abitibi-Consolidated reported a loss of $350 million, or 80 cents a share, in 2005 compared to a loss of $36 million, or 8 cents a share, in the previous year. Before the impact of foreign currency translation and other specific items, detailed in table 2, the loss would have been $176 million or 40 cents per share in 2005, compared to a loss of $153 million or 35 cents a share in 2004, also before specific items. The weighted average number of shares outstanding remained constant at 440 million during these periods, while there were 13.6 million options outstanding at the end of 2005 compared to 13.9 million at the end of 2004.
     The Company’s operating loss from continuing operations amounted to $276 million on sales of $5,342 million in 2005, compared to an operating loss from continuing operations of $256 million on sales of $5,299 million in 2004. Excluding specific items, operating profit from continuing operations amounted to $141 million compared to an operating profit from continuing operations of $115 million in 2004.
     Examining the variance analysis in table 1, the increase in sales is mainly attributable to higher prices in the Company’s paper business segments partly offset by a stronger Canadian dollar compared to the U.S. currency and lower sales volume in the wood products segment.
     Cost of products sold was $3,875 million in 2005, compared to $3,777 million in 2004. The increase was mainly attributable to higher operating costs per unit partly offset by the strength of the Canadian dollar reflected in the costs, in Canadian dollars, of the Company’s U.S. newsprint mills and lower sales volume in the wood products segment. The increase in the Company’s operating costs per unit is mainly due to higher input prices for energy and fibre as well as pension and other employee future benefits. Also, productivity in the newsprint segment was negatively affected by the production of paper with lower basis weights. These increases were partly offset by reduced input usage.
     Distribution costs were $591 million in 2005, compared to $592 million in 2004. Cost increases were almost totally offset by approximately $20 million of improvements in transportation mode and logistics, and the strength of the Canadian dollar.
     In 2005, countervailing (CVD) and anti-dumping (AD) duties expenses were $67 million, compared to $50 million in 2004. In December of 2004, the Company recorded a receivable of $62 million related to the CVD and AD published estimated revised rates. This receivable was composed of $30 million applicable to 2004 shipments and $32 million to prior years. More details are provided in the Wood Products section.
     Mill closure and other elements amounted to $37 million in 2005, as a result of charges totalling $90 million related to the permanent closure of the Kenora, Ontario and Stephenville, Newfoundland paper mills and the Champneuf, Québec sawmill as well as the announced closure of one paper machine at the Bridgewater mill, in Ellesmere Port, U.K. This was partly offset by the gain of $53 million on the sale of timberlands in the Thunder Bay area in Ontario. In 2004, the Company recorded mill closure and other elements of $32 million related to the permanent closure of the two previously idled Port-Alfred, Québec and Sheldon, Texas paper mills.
TABLE 1: VARIANCE SUMMARY
IN MILLIONS OF DOLLARS

		Fav/(unfav) variance due to:
			Foreign
	2005	Volume	exchange	Prices	Costs	2004
	$	$	$	$	$	$
Sales	5,342	(58)	(343)	444	—	5,299
Cost of products sold	3,875	32	55	—	(185)	3,777
Distribution costs	591	3	17	—	(19)	592
CVD/AD	67	8	5	—	(30)	50
Selling, general and administrative expenses	169	—	1	—	(1)	169
Mill closure and other elements	37	—	—	—	(5)	32

EBITDA	603	(15)	(265)	444	(240)	679
Amortization (regular)	508	—	13	—	50	571
Amortization (other)	371	—	—	—	(7)	364

Operating loss from continuing operations	(276)	(15)	(252)	444	(197)	(256)
Operating profit from continuing operations before specific items [1]	141	(15)	(252)	444	(151)	115

1	Not in accordance with GAAP

15	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
     Total amortization decreased to $879 million compared to $935 million in 2004. In 2005, the Company wrote down assets for an amount of $203 million mainly due to the permanent closure of the Kenora and Stephenville paper mills. Also in the fourth quarter of 2005, the Company recorded an impairment charge of $125 million as a result of the impairment test of long-lived assets of the Lufkin, Texas paper mill. Furthermore, following the sale of timberlands in the Thunder Bay area, Abitibi-Consolidated assessed its Fort William, Ontario paper mill to net realizable value and recognized an impairment charge of $43 million. The above compares with asset write downs of $364 million taken in December of 2004 with respect to the permanent closure of the Port-Alfred and Sheldon paper mills. The reduction of $63 million in regular amortization is mainly attributable to asset write downs taken in 2004, which reduced amortization in 2005.
     In 2005, the Canadian dollar was an average of 7.4% stronger against the U.S. dollar compared to 2004. The Company estimates that the Canadian dollar appreciation against the U.S. dollar had an unfavourable impact on its operating results of approximately $236 million compared to the previous year. Other currencies exchange rates had a negative impact of $16 million.
     Financial expenses totalled $412 million in 2005, compared to $375 million in 2004. In 2005, financial expenses increased mainly due to the premium paid on early debt repayment partly offset by the stronger Canadian dollar.
     In 2005, the Company recorded a gain of $101 million on the translation of foreign currencies, derived primarily from its U.S. dollar debt, compared to a gain of $317 million in 2004.
     Other expenses (income) in 2004 included a gain of $25 million on the disposal of Voyageur Panel.
     Income tax recovery during the year amounted to $271 million, compared to $176 million in 2004.
IMPACT OF SPECIFIC ITEMS
Table 2 shows how certain specific items have affected the Company’s results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of the results excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings (loss) determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) as an indicator of performance.
TABLE 2: IMPACT OF SPECIFIC ITEMS

IN MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS	2005	2004

	$	$
Loss as reported	(350)	(36)
(in accordance with gaap)
$ per share	(0.80)	(0.08)
Specific items (after taxes):
Gain on translation of foreign currencies	(90)	(260)
CVD/AD rates adjustments	—	(22)
Gain on sale of the Saint-Félicien pulp mill	—	(73)
Gain on sale of Voyageur Panel	—	(19)
Loss on sale of PanAsia	10	—
Asset write offs / write downs	244	235
Mill closure and other elements	14	20
Alma start—up costs	—	4
Early retirement program and labour force reductions	6	—
Financial expenses	17	—
Income tax adjustments	(27)	(2)

Loss excluding specific items	(176)	(153)
(not in accordance with gaap)
$ per share	(0.40)	(0.35)

     As table 2 indicates, during 2005, the Company recorded an after-tax gain on translation of foreign currencies of $90 million as well as favourable income tax adjustments of $27 million mainly related to the finalization of prior-year audits, partly offset by negative income tax adjustments due to an increase in the Québec provincial tax rate. The $10 million after-tax loss recorded by the Company on the sale of its interest in PanAsia is attributable to a fiscal gain higher than the accounting gain. Asset write downs and impairment charges of $244 million after-tax are mainly due to the permanent closure of the Kenora and Stephenville paper mills, as well as impairment of the long-lived assets of the Lufkin and Fort William paper mills. Mill closure and other elements are composed of provisions for mill closure costs of $62 million after-tax, mainly related to the permanent closure of the Kenora and Stephenville paper mills and the Champneuf sawmill, as well as the announced closure of one paper machine in Bridgewater, partly offset by an after-tax gain of $48 million on the sale of timberlands. Also, the Company recognized an unfavourable after-tax amount of $6 million in its cost of goods sold due to the recognition of a liability related to an early retirement program and labour force reductions, as well as an after-tax amount of $17 million in its financial expenses, mainly due to the premium paid on early debt repayment.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	16
MANAGEMENT’S DISCUSSION AND ANALYSIS
     During 2004, the Company recorded an after-tax gain on translation of foreign currencies of $260 million, an after-tax credit of $22 million representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, an after-tax gain of $73 million from the sale of the Saint-Félicien, Québec pulp mill, an after-tax gain of $19 million from the sale of its 21% interest in Voyageur Panel, as well as favourable income tax adjustments of $2 million. The Company recorded a provision for mill closure and other elements of $20 million after-tax and asset write downs of $235 million after-tax with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and Sheldon. Also, the Company incurred additional manufacturing costs of $4 million after-tax related to the start-up of the Alma, Québec paper machine.
SALE OF PANASIA
On November 17, 2005, Abitibi-Consolidated completed the sale of its 50% share ownership in Pan Asia Paper Company Pte Ltd (PanAsia) to Norske Skogindustrier ASA (Norske Skog) of Norway for cash considerations of US$600 million plus a cash purchase price adjustment of up to US$30 million depending on the achievement of certain financial performance objectives in 2006. Therefore, effective with the third quarter of 2005 financial reporting, the information pertaining to PanAsia is no longer proportionally included in the Company’s consolidated financial statements but presented as discontinued operations. Also, the Company has reclassified its historical information to exclude PanAsia’s results from continuing operations.
     As a result of this transaction, Abitibi-Consolidated reduced its net debt level by approximately $1 billion, compared to the second quarter of 2005 financial report, improving its balance sheet and liquidity position, as well as providing financial flexibility for the future.
     Divesting PanAsia also reflects a choice by the Company to sharpen its strategic focus on its North American portfolio of assets, where it has the most sales leverage and direct access to free cash flows.
ABITIBI-CONSOLIDATED REDUCED ITS NET DEBT LEVEL BY APPROXIMATELY $1 BILLION.
IN-DEPTH OPERATIONS REVIEW
On January 26, 2005, the Company announced an in-depth operations review to achieve cost, productivity and margin improvements to be carried out over the year. Also, the plan included strategic initiatives to be implemented over a two-year period. As a result of this review, the Company took the following actions:
•	The restructuring of the Newfoundland operations, which led to labour reductions, the permanent closure of the Stephenville paper mill and the announcement of the permanent closure of paper machine number seven at Grand Falls. The Stephenville paper mill had an annual production capacity of approximately 194,000 tonnes of newsprint. The machine at Grand Falls has an annual production capacity of approximately 60,000 tonnes of newsprint.

•	The permanent closure of the Kenora paper mill, which resulted in the permanent removal of 240,000 tonnes of newsprint capacity annually.

•	The intention to permanently close one paper machine at the Bridgewater mill, which will result in the permanent removal of 60,000 tonnes of capacity. The closure of the machine will take effect no later than April 2006.

•	The sale of the Company’s privately owned timberlands located near Thunder Bay for $55 million. The timberlands comprise approximately 196,000 hectares (or about 485,000 acres).
     Other initiatives are currently underway focusing on cost and productivity improvements.
DIVIDENDS
On January 31, 2006, Abitibi-Consolidated’s Board of Directors declared a dividend of $0.025 per share payable on March 1, 2006 to shareholders of record as at February 13, 2006.
     Dividends paid in 2005 amounted to $44 million compared to $55 million in 2004. In the first quarter of 2004, two dividend payments of $0.025 per share were made as a result of the Company’s decision to synchronize announcements of quarterly results and dividend declarations, with payment to be made within the same quarter.
RESULTS OF CONTINUING OPERATIONS
In 2005, earnings before interest, taxes, depreciation and amortization (EBITDA) are $603 million, or 11.3% of sales. EBITDA is negatively impacted by $37 million of mill closure and other elements as well as by $9 million in charges to cost of goods sold, due to the recognition of a liability related to an early retirement program and labour force reductions. In 2004, EBITDA was $679 million, or 12.8% of sales and was impacted positively by a credit of $32 million, representing the prior period adjustments related to the lumber CVD and AD estimated revised rates determined in the fourth quarter of 2004, and negatively impacted by a provision of $32 million for mill closure and other elements related to the permanent closure of the Port-Alfred and Sheldon mills, as well as additional manufacturing costs related to the start-up of the Alma

17	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
paper machine of $7 million. Operating profit (loss) from continuing operations per business segment for 2005 and 2004 was as follows:
TABLE 3: OPERATING PROFIT (LOSS)
FROM CONTINUING OPERATIONS
IN MILLIONS OF DOLLARS

	As reported		Before specific items[1]
	2005	2004	2005	2004
	$	$	$	$
Newsprint	(228)	(362)	117	27
Commercial
Printing Papers	(89)	(52)	(18)	(38)
Wood Products	41	158	42	126

	(276)	(256)	141	115

1	Not in accordance with GAAP
     In 2005, newsprint’s operating results were negatively impacted by $9 million in charges to cost of goods sold due to the recognition of a liability related to an early retirement program and labour force reductions, $89 million of mill closure and other elements, and $247 million for asset write downs. Also in 2005, the operating results of the commercial printing papers segment were positively impacted by $53 million from the sale of timberlands and negatively impacted by $124 million for asset write downs. Operating results of the wood products segment were negatively impacted by $1 million of mill closure and other elements.
     In 2004, newsprint’s operating results were negatively impacted by $25 million for mill closure and other elements and $364 million for asset write downs. The commercial printing papers’ operating results were negatively impacted by $7 million for mill closure and other elements and by $7 million for the Alma paper machine start-up. The wood products operating results were positively impacted by a credit of $32 million related to the reversal for part of the CVD/AD deposited between May of 2002 and December of 2003.
NEWSPRINT
OPERATING RESULTS
Sales of newsprint were $2,892 million in 2005 compared to $2,795 million in 2004. Operating loss from continuing operations in 2005 was $228 million, or 7.9% of sales, compared to $362 million, or 13% of sales in 2004.
     The increase in sales is mainly attributable to higher average prices year-over-year, partly offset by a stronger average Canadian dollar compared with the U.S. currency. The average newsprint realized price rose by $24 per tonne in 2005, an increase of 3% from the previous year, primarily due to price improvements of US$62 per tonne on average for all markets, largely offset by the strengthening of the Canadian dollar. The Company’s shipments totalled 3,972,000 tonnes compared to 3,971,000 tonnes sold in 2004.
     On July 1, 2004, the Company acquired, for US$10.5 million, an additional 2.5% interest in Augusta Newsprint Company (ANC), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5% and obtaining control. As a result, since July 1, 2004, the Company’s consolidated financial statements include ANC’s complete financial results, assets and liabilities, and show as a non-controlling interest the partner’s 47.5% share in the subsidiary.
     On a per tonne basis, the Company’s newsprint cost of products sold in 2005 was $17 higher than in 2004. This was mainly due to $20 per tonne of input price increases for energy and virgin fibre, combined with lower production, mainly attributable to a reduction of 1.7% in basis weights. This was partly offset by lower usage and the stronger Canadian dollar reducing production costs, in Canadian dollars, of the Company’s U.S. mills.
TABLE 4: NEWSPRINT VARIANCE
IN MILLIONS OF DOLLARS

		Fav/(unfav) variance due to:
			Foreign
	2005	Volume	exchange	Prices	Costs	2004
	$	$	$	$	$	$
Sales	2,892	—	(200)	297	—	2,795
Mill closure and other elements	89	—	—	—	(64)	25
Early retirement program and labour force reductions	9	—	—	—	(9)	—
EBITDA	303	—	(133)	297	(201)	340
Amortization (regular)	284	—	8	—	46	338
Amortization (other)	247	—	—	—	117	364
Operating loss from continuing operations	(228)	—	(125)	297	(38)	(362)
Operating profit from continuing operations before specific items [1]	117	—	(125)	297	(82)	27

1	Not in accordance with GAAP

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	18
MANAGEMENT’S DISCUSSION AND ANALYSIS
DISTRIBUTION OF NEWSPRINT SALES
2005
2004
NEWSPRINT MARKET
According to the Pulp and Paper Products Council (PPPC), North American newsprint demand declined by 5.5% in 2005 from 2004 levels. Migration to lighter newsprint basis weights, from 16% in 2004 to 36% in 2005 of the North American shipments, accounts for 1.5% of the decline in consumption. This translated to an average basis weight in North America of 47.4 grams per square meter (Gsm) in 2005, compared to 48.2 Gsm in 2004. Other key drivers include the continued decline in newspaper circulation and advertising volume. North American imports declined by 12.9%, compared to the previous year to 194,000 tonnes, while exports remained at approximately the same level of 2,489,000 tonnes.
     The average North American operating rate remained high at 95%, compared to 96% in 2004, reflecting the reduction in production capacity. North American newsprint production declined 4.6% in 2005 compared to 2004. At the end of 2005, total producers’ and customers’ newsprint inventories were 103,000 tonnes lower than in December of 2004. The Company continued to employ disciplined inventory management in 2005 to match output with its order book. At year-end, the Company’s inventories were 49% lower than 2004 year-end, beating the record low levels since the Donohue acquisition in 2000.
     In 2004, two price increases were announced for the U.S. market and were put into effect February 1 and September 1. As a result, the 2004 year-end industry published transaction price stood at US$570/tonne, 10.7% above December of 2003. Throughout 2005, three price increases were announced in the U.S. and were put into effect on March 1, June 1 and October 1. As a result, the 2005 year-end industry published transaction price stood at US$635/tonne, 11.4% above December of 2004. In the fourth quarter of 2005, the Company announced newsprint price increases of US$40 per tonne in the U.S. and $40 in Canada, effective February 1, 2006. Newsprint prices in international markets, with the exception of European countries, have increased between 11% and 22% during the year. In 2005, published transaction prices in continental Europe were approximately 4% to 7% higher than in 2004.
     The Company expects 2006 newsprint consumption in the United States to decline by approximately 4% on a tonnage basis, resulting mainly from continued increase in sales of lower basis weight paper, as well as continued decline in newspapers’ circulation. Key risk factors to the Company’s consumption expectation include cost-control measures by the newspaper publishers, as well as economic factors, which may affect classified and retail advertising spending. However, the Company believes that announced capacity reductions and the impact on capacity of lower basis weights should offset declining demand in North America and maintain industry operating rates at high levels. The Company expects demand in Europe to grow by approximately 1% to 2% in 2006, resulting mainly from a continued rise in advertising spending and the growth of free dailies. Latin American demand should record slightly positive growth in 2006. Global consumption growth is expected to be slightly positive in 2006.
CHANGE IN CAPACITY
In October 2005, the Company announced the permanent closure of one paper machine at the Kenora paper mill, removing 90,000 tonnes of newsprint capacity. On December 14, 2005, the Company announced the permanent closure of the Stephenville and Kenora paper mills, resulting in the permanent removal of 194,000 and 150,000 tonnes of newsprint annual capacity, respectively.
     On November 17, 2005, Abitibi-Consolidated completed the sale of its 50% share ownership in PanAsia to Norske Skog of Norway. The Company’s share of PanAsia’s 2005 newsprint capacity was 705,000 tonnes.
     On December 21, 2005, Abitibi-Consolidated announced to its employees the intention to permanently close one paper machine at the Bridgewater mill. The closure of the machine will take effect in April 2006 at the latest and potentially impact 65 people and remove 60,000 tonnes of annual newsprint capacity.

19	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
     After all machine and mill closures described in this MD&A, the sale of PanAsia, and the production of lighter basis weight paper are taken into consideration, the Company’s capacity for 2006 stands at 3,853,000 tonnes of newsprint, including 150,000 tonnes of idled capacity at the Lufkin paper mill.
COMMERCIAL PRINTING PAPERS
OPERATING RESULTS
Sales of commercial printing papers were $1,552 million in 2005 compared to $1,479 million in 2004. Operating loss from continuing operations was $89 million, or 5.7% of sales in 2005, compared to $52 million, or 3.5% of sales in 2004.
     The increase in sales is mainly attributable to higher average prices year-over-year and higher sales volume, partly offset by a stronger average Canadian dollar, compared with the U.S. currency. The average realized price for commercial printing papers increased from the previous year by 2% to $871 per tonne. This improvement is primarily due to price improvements of US$68 per tonne on average in all products, largely offset by the strengthening of the Canadian dollar. The Company’s shipments of commercial printing papers totalled 1,782,000 tonnes in 2005, compared to 1,738,000 tonnes in 2004.
     On a per tonne basis, the Company’s commercial printing papers cost of products sold in 2005 was $14 higher than in 2004. The cost increase was mainly due to $29 per tonne of input price increases for energy and virgin fibre, as well as pension and other employee future benefits. This was partly offset by better efficiency, lower usage and cost improvements tied to the Company’s product development initiatives.
TABLE 5: COMMERCIAL PRINTING PAPERS VARIANCE
IN MILLIONS OF DOLLARS

		Fav/(unfav) variance due to:
			Foreign
	2005	Volume	exchange	Prices	Costs	2004
	$	$	$	$	$	$
Sales	1,552	38	(112)	147	—	1,479
Mill closure and other elements	(53)	—	—	—	60	7
Alma start-up costs	—	—	—	—	7	7
EBITDA	208	4	(109)	147	41	125
Amortization (regular)	173	—	5	—	(1)	177
Amortization (other)	124	—	—	—	(124)	—
Operating loss from continuing operations	(89)	4	(104)	147	(84)	(52)
Operating loss from continuing operations before specific items [1]	(18)	4	(104)	147	(27)	(38)

1	Not in accordance with GAAP
ABICAL®GRADES (SUPERCALENDERED (SC) AND SOFT-NIP)
According to PPPC, North American demand for glossy grades increased by 0.8% in 2005. Glossy grades are mainly used in retail inserts, catalogs and magazines. Shipments of the Company’s ABICAL® grades declined by 0.7% compared to 2004. According to industry publication, prices for supercalendered (SCA) grades rose by 7.9% on average in 2005 compared to 2004. In 2004, prices were flat for the first half of the year and started to increase ending the year 5.1% higher than in December 2003. The December 2005 industry-published transaction price stood at US$780 per short ton, 6.8% above December of 2004, resulting from price increases put into effect in January, April and July of 2005.
     The Company expects growth for glossy grades in 2006 to be similar to 2005, driven by an increase in advertising expenditures.
TABLE 6: SHIPMENTS OF COMMERCIAL PRINTING PAPERS
IN THOUSANDS OF TONNES

	2005	2004
SC, Soft-Nip papers	611	615
ABIOFFSETTM papers	422	364
Hi-Brite papers	306	271
Directory papers	135	140
Specialty papers	233	260

Total papers	1,707	1,650
Market pulp	75	88

Total segment	1,782	1,738

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	20
MANAGEMENT’S DISCUSSION AND ANALYSIS
DISTRIBUTION OF COMMERCIAL PRINTING PAPERS SALES
2005
2004
ABIOFFSETTM GRADES
The Company continued to achieve success with its ABIOFFSET TM grades, which in 2005 consisted of ALTERNATIVE OFFSET® and EQUAL OFFSET® grades. Shipments of ABIOFFSET TM grades have increased by 15.9% in 2005. The new machine at Alma, which started-up in 2004, continues to produce these grades ahead of the project start-up curve. On January 6, 2006, the Company continued to innovate and introduced a new uncoated freesheet substitute paper named INNOVATIVE OFFSET TM. This product is a surfaced-sized lightweight paper, which offers a balance between print quality and lower cost for applications such as forms, envelopes, direct mail, converting applications and four-colour printing.
     In 2004, according to an industry publication, prices for uncoated freesheet for which ABIOFFSETTM grades are a substitute, increased through the year to end 27% higher than December 2003. In 2005, prices fluctuated throughout the year and ended down at US$695 per short ton, 4.8% below December of 2004. Despite the decrease in uncoated freesheet prices, ABIOFFSET TM pricing improved in 2005 compared to 2004. In the fourth quarter of 2005, the Company announced a price increase of US$60 per short ton, effective February 1, 2006 for all its ABIOFFSET TM grades.
MARKET OUTLOOK
The outlook for 2006 remains positive for uncoated groundwood grades. The Company expects advertising expenditures to remain healthy and uncoated groundwood paper demand to grow by 2% to 3%, driven mainly by glossy and superbrite grades. The increasing use of inserts by newspaper advertisers and the continued uncoated freesheet substitution strategy with the ABIOFFSETTM grades are expected to be the main drivers of the Company’s growth in this segment. Demand for hi-brite and directory grades is expected to remain flat in 2006, following average growth of 9.1% and 6.0% respectively in the last two years. The main risk factor to the Company’s uncoated groundwood demand expectation is a decline in retail advertising and direct mail, and a decline in uncoated freesheet demand.
CHANGE IN CAPACITY
On November 17, 2005, Abitibi-Consolidated completed the sale of its 50% share ownership in PanAsia to Norske Skog of Norway. The Company’s share of PanAsia’s 2005 uncoated groundwood paper capacity was 65,000 tonnes.
WOOD PRODUCTS
OPERATING RESULTS
Sales of wood products declined to $898 million in 2005, compared to $1,025 million in 2004. Operating profit from continuing operations was $41 million, or 4.6% of sales in 2005, compared to $158 million, or 15.4% of sales in 2004.
     The reduction in sales is mainly attributable to lower sales volume and a stronger average Canadian dollar. The average
TABLE 7: WOOD PRODUCTS VARIANCE
IN MILLIONS OF DOLLARS

		Fav/(unfav) variance due to:
			Foreign
	2005	Volume	exchange	Prices	Costs	2004
	$	$	$	$	$	$
Sales	898	(96)	(31)	—	—	1,025
CVD / AD	67	8	5	—	(30)	50
Mill closure and other elements	1	—	—	—	(1)	—
EBITDA	92	(19)	(23)	—	(80)	214
Amortization	51	—	—	—	5	56
Operating profit from continuing operations	41	(19)	(23)	—	(75)	158
Operating profit from continuing operations before specific items [1]	42	(19)	(23)	—	(42)	126

1	Not in accordance with GAAP

21	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
realized price for wood products decreased to $457 per thousand board feet in 2005, compared to $473 per thousand board feet in 2004. The Company’s shipments totalled 1,965 million board feet in 2005, compared to 2,169 million board feet in 2004. The reduction in sales volume is mainly attributable to the reduction of approximately 20% in allowable cut in the province of Québec and the lost production related to forest fires also in the province of Québec.
     On a per thousand board feet basis, the Company’s cost of goods sold in 2005 was $21 higher than in 2004. This was mainly due to higher wood and fuel prices and lower productivity, mainly attributable to smaller diameter logs, as well as lost production related to forest fires in Québec.
     The Company has expensed an amount of $67 million for CVD/AD in 2005, compared to $50 million in 2004. A credit of $32 million applicable to prior years had been recognized in 2004.
ENGINEERED WOOD
In the third quarter of 2005, Abitibi-LP Engineered Wood (Abitibi-LP), the joint venture involving the Company and Louisiana-Pacific Corporation, began producing I-joists in its second engineered wood facility slightly ahead of schedule. The new facility with a capacity of 75 million linear feet, is an expansion of Abitibi-Consolidated’s Saint-Prime’s facility in Québec, and constitutes an investment of approximately $13 million. At the end of the year, productivity was 38% higher than the planned learning curve and production met commercial quality standards.
     In 2003, Abitibi-LP started its first production site of solid-sawn flooring I-joists in Larouche, Québec. The annual production capacity of the facility stands at 70 million linear feet.
DISTRIBUTION OF WOOD PRODUCTS SALES
2005
2004
LUMBER MARKET
Demand in the United States remained strong throughout the year with housing starts remaining above an annualized rate of 2.0 million units for 10 months of 2005, and ending the year at an annualized rate of 1.933 million units. Demand in Canada continued to be very strong as well, with housing starts remaining above an annualized rate of 200,000 units for all of the year for the second consecutive year. In Japan, housing starts increased by approximately 4% in 2005, improving demand for the Company’s 2x4 “J grade” products, sold through Canadian distributors.
     In 2005, yearly average published lumber prices (f.o.b. Great Lakes) in North America remained stable for 2x4 Stud and were reduced by 8.5% for 2x4 Random Length compared to the near record high 2004 average. Prices remained high in 2005, mainly due to the steady and strong demand in North America, caused by high activity levels in new home construction as well as the repair and remodelling business.
     The Company expects housing starts to remain high in 2006, but to be slightly lower than in 2005 due to the historically high levels.
LUMBER DISPUTE
Injury: On August 13, 2004, the North American Free Trade Agreement (NAFTA) panel examining the U.S. International Trade Commission’s (USITC) 2002 finding of threat of future injury ruled for the third time that the determination is not supported by substantial evidence. As a result, on September 10, 2004, the USITC reversed its earlier decisions and issued a negative injury determination. On November 26, 2004, the U.S. challenged the NAFTA panel’s decision before a NAFTA Extraordinary Challenge Committee. On August 10, 2005, the Extraordinary Challenge Committee rejected the U.S. challenge. The NAFTA appeal process regarding the injury determination thus concluded, and the USITC’s negative determination became final.
     Ordinarily, once the NAFTA process ended, future deposits of estimated duties on softwood lumber imports, both for AD and CVD, would cease. However, on December 20, 2004, the U.S. published notice of a USITC determination, issued in a separate proceeding intended to implement a World Trade Organization (WTO) panel ruling against the U.S., in which the USITC again determined that softwood lumber imports threatened future injury to a U.S. industry. The notice also indicated that the U.S. was implementing this new determination, and amending the CVD and AD orders accordingly. The Company participated in an appeal from the USITC’s new injury determination. The Canadian government also challenged the new injury determination before the WTO. On November 15, 2005, the WTO panel upheld the USITC’s new threat of injury determination. The Canadian government has appealed this decision to the WTO Appellate Body.
     The Company believes that neither the USITC decision responding to the WTO nor the WTO panel’s ruling that

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	22
MANAGEMENT’S DISCUSSION AND ANALYSIS
the USITC decision complies with WTO obligations, should affect the outcome of the softwood lumber appeals under U.S. domestic law as applied by the NAFTA panel. Regardless of whether the USITC has complied with its international obligations under the WTO agreements, the NAFTA panel has ruled that only a negative injury determination is consistent with U.S. domestic law. Therefore, the Company believes that, because the NAFTA appeal process was concluded in Canada’s favour, the Company is entitled to a full refund of all duty deposits paid to date, and should not be obligated to pay duty deposits on future exports to the U.S. However, the U.S. Department of Commerce (USDOC) and other U.S. agencies involved dispute this position, and continue to impose both AD and CVD duties. The Company has therefore joined in litigation brought in U.S. federal court to force termination of the AD and CVD orders and to obtain refunds of all duty deposits paid.
     Anti-dumping Duties: Both the NAFTA and the WTO dispute settlement panels questioned methodologies applied by the USDOC in the 2002 final determination issued in its initial investigation. On July 17, 2003, a NAFTA panel issued its first decision on the AD case, ordering the USDOC to recalculate its determination of duties for individual Canadian companies. The USDOC issued a first revised determination on October 15, 2003, which would have lowered the Company’s AD rate from 12.44% to 11.85%. On April 21, 2004, following a second NAFTA decision, the USDOC issued a second revised determination, but no further revisions were made to the Company’s revised rate of 11.85%. On June 9, 2005, the NAFTA panel ruled that aspects of USDOC’s revised determination remained unlawful. The NAFTA panel ruled that one producer the panel had determined was not dumping should be excluded from the anti-dumping order and receive full refunds of duty deposits paid. This ruling has helpful implications for the injury litigation. The NAFTA panel also ruled that, in light of the favourable WTO Appellate Body ruling, the USDOC practice known as “zeroing”, namely not counting “negative” dumping margins in determining overall AD rates, was unlawful. It therefore remanded the case back to USDOC to revise its dumping calculations without regard to zeroing. On July 11, 2005, USDOC issued a third revised determination, which continued to include the company the NAFTA panel had ordered excluded, and continued to employ zeroing but using a different type of price comparison. The margin of dumping found for the Company, moreover, fell from 11.85% to 8.88%. Canadian parties also have challenged this USDOC determination before the NAFTA panel. These proceedings, however, will not affect the Company’s anti-dumping duty deposit obligations, in light of the superseding first review rate. The WTO panel reviewing the lumber AD investigation issued its final report on April 13, 2004. The panel upheld Canada’s challenge to the USDOC practice of zeroing but rejected other claims. On May 13, 2004, the United States filed an appeal before the WTO Appellate Body. On May 28, 2004, Canada filed a cross-appeal on two company-specific issues, including one specific issue relating to the Company. On August 11, 2004, the WTO Appellate Body ruled in Canada’s favour on the zeroing issue, and also ruled in Canada’s favour on the issue affecting the Company, essentially preserving for future administrative reviews the issue of how to allocate the Company’s financial expenses to its different business segments.
     On May 2, 2005, the USDOC published its final determination in a proceeding to implement the WTO Appellate Body decision with regard to zeroing. Instead of eliminating zeroing, however, USDOC claimed it could come into compliance by changing the basis for its price comparisons, switching from the annual average price comparisons used in its original investigation to transaction-to-transaction comparisons. This change increased the Company’s margin of dumping from the 12.44% rate determined in the original investigation to 13.22%. The Company and other Canadian parties to that proceeding requested NAFTA panel review of this new determination, and Canada brought WTO proceedings to challenge the U.S. claim that the U.S. had brought its anti-dumping methodology into compliance with its WTO obligations. This WTO proceeding was delayed due to the resignation of a panellist. Because the Company’s AD assessment rate changed on December 20, 2004 as a result of the first review, discussed below, any changes in the investigation deposit rates resulting from the NAFTA or WTO appeals will have no practical effect as they were superseded by the new assessment rates determined in the first review.
     Countervailing Duties: Both the NAFTA and the WTO panels found the final determination of the USDOC in the investigation questionable. The NAFTA panel stated that the cross-border stumpage price comparison methodology used to determine the initial country-wide 18.79% rate was contrary to U.S. law. On January 12, 2004, the USDOC issued a first remand determination, applying a methodology based on log prices within each province for determining whether a benefit was conferred by provincial stumpage programs. The CVD rate was recalculated to 13.23%, which rate would have taken effect once the appeal was concluded. However, this first remand determination was challenged by both Canadian and United States parties. On June 7, 2004, the NAFTA panel issued a decision ordering the USDOC to make further changes in its calculations. On July 30, 2004, the USDOC released a second remand determination, which, if confirmed, would have lowered the Canada-wide CVD rate to 7.82%. The revised 7.82% rate was challenged before the NAFTA panel. On December 1, 2004, the NAFTA panel found numerous technical elements in the revised USDOC

23	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
calculations to be flawed, and ordered USDOC to make new corrections. On January 24, 2005, the USDOC released its third remand determination, with a country-wide rate of 1.88%. Further challenges to this calculation were filed with the NAFTA panel, and, on May 23, 2005, the panel yet again sent the case back to USDOC for additional corrections. The panel also ordered the exclusion, from the CVD Order, of certain Ontario companies where stumpage was found not to be subsidized. On July 7, 2005, the USDOC released its fourth remand determination, with a country-wide CVD rate of 1.21% but the NAFTA panel found flaws in the USDOC calculations and again required them to be corrected. On November 22, 2005, the USDOC issued a decision consistent with the panel’s instructions, finding that Canadian producers had received only de minimis subsidies of 0.80%. If the NAFTA panel confirms the USDOC determination of country-wide subsidy rate below 1.00%, under U.S. law, such a low rate should result in the case being dismissed. However, the U.S. government has indicated it may consider prolonging the NAFTA litigation with an extraordinary challenge proceeding. The U.S. government also has stated that it believes any final decision resulting from the NAFTA process will apply only prospectively, and thus it is not required to refund any duties already deposited prior to a final binding decision finding de minimis subsidies.
     In the WTO litigation, on January 19, 2004, the WTO Appellate Body reviewing the CVD case ruled that the USDOC’s benefit measurement methodology only could be used in certain limited circumstances, casting doubt on the USDOC’s decision. However, the WTO Appellate Body said it did not have sufficient information to rule specifically on the appropriateness or specifics of the USDOC’s calculations in this case.
     Reviews: The original AD and CVD investigations only determined the rates for initial deposits of estimated AD and CVD. The actual amounts of duties owed, referred to as assessment rates, are determined retrospectively, through administrative reviews, in which USDOC annually reviews pricing and subsidies on exports to the U.S. occurring after the original investigations. This system permits the provincial governments and the Company opportunities to adjust behaviour to reduce or eliminate claimed subsidies and/or dumping.
     The USDOC thus determines updated AD and CVD rates annually, in a review, which provides the basis for the actual assessment of duties on goods entered into the U.S. during the period covered by the review. The USDOC also updates the cash deposit rates as from the date of formal publication of the final results of the review. If the amounts deposited as estimated duties exceed the amounts assessed as final duties in an annual review period, the Company is entitled to a refund of the difference, with interest. If, on the other hand, the amounts deposited are insufficient to cover the duties actually assessed, the Company will owe the difference, with interest. Each case (AD and CVD) is treated separately for these purposes. In the event that any party appeals from the final results of a review, either to a NAFTA panel or to the U.S. federal court, the new deposit rates take immediate effect, but duty refunds are not processed, and bills for additional duties owed are not sent until the appeal process is finally concluded.
     On December 20, 2004, USDOC published its final results for the first administrative AD review, covering the period of May 22, 2002 through April 30, 2003, and for the first administrative CVD review covering May 22, 2002 through March 31, 2003. USDOC then corrected its CVD results on February 24, 2005. The Company’s AD assessment rate was adjusted downward to 4.07% and the industry-wide CVD rate to 16.37%.
     On December 12, 2005, USDOC published final results for the second administrative AD review, covering the period of May 1, 2003 through April 30, 2004, and for the second administrative CVD review covering April 1, 2003 through March 31, 2004. Based on these reviews, the Company’s new AD assessment rate is 3.2% and the new industry-wide CVD rate is 8.7%.
     On November 23, 2005, USDOC announced its selection of respondents for the third administrative AD review, which will cover the period of May 1, 2004 through April 30, 2005. Instead of individually examining the largest exporters, as in prior reviews, USDOC decided to select respondents using a random sampling approach. Abitibi-Consolidated was not selected as a respondent. The Company nonetheless sought its own rate by submitting its data to USDOC voluntarily. On January 6, 2006, USDOC indicated it would not consider such data. The Company is evaluating its options, but it appears likely that the Company will not receive its own individual margin of dumping unless it successfully appeals the USDOC’s decision. Instead, as with all other non-selected producers, it likely will receive a rate determined on the basis of the selected respondents.
     In light of the little progress in the lumber dispute case in 2005 and considering the fact that Abitibi-Consolidated has not been selected as a respondent for the third administrative AD review, the Company revised its estimated amount receivable applying the estimated revised rates published on December 20, 2004 for the first administrative reviews and the estimated revised rates published on December 12, 2005 for the second administrative reviews to their respective covered periods. As a result, the estimated recoverable cost reduction is US$52 million, an amount similar to that already recorded by the Company as at December 31, 2004. Also, the Company classified total amount receivable in long-term assets under “Other assets” due to the uncertainty of receiving any amount within the next 12 months because of the

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	24
MANAGEMENT’S DISCUSSION AND ANALYSIS
various appeal possibilities. The US$52 million receivable is applicable to CVD for an amount of US$23 million and AD for an amount of US$29 million. The distribution between the first and the second review period is US$16 million and US$36 million respectively, and between fiscal years 2002, 2003 and 2004, US$10 million, US$30 million and US$12 million, respectively.
     Additional Appeals: On February 18, 2005, the Company filed an appeal of the results of the AD first review, as have the U.S. industry and other Canadian parties. The Government of Canada and certain provinces also have appealed the results of the CVD first review for all parties. The Company also has filed a notice of appeal from the results of the AD second review, and Canadian parties likewise have filed an appeal from the results of the second CVD review. Through these appeals, and other litigation noted above, the Company will continue to pursue the termination of both the AD and CVD orders, and a full refund of all deposits of estimated duties paid. As long as the review appeals remain pending, the final duties owed, if any, remain under dispute, no duties will be finally assessed, and the Company will not receive refunds of the excess of deposits paid and duties assessed in the reviews.
FOURTH QUARTER ANALYSIS
Abitibi-Consolidated reported a loss of $355 million, or 81 cents a share, in the fourth quarter ended December 31, 2005, compared to a loss of $108 million, or 24 cents a share, in the same quarter of 2004.
     In the fourth quarter of 2005, the Company recorded a provision for mill closure and other elements of $19 million and asset write downs of $348 million mainly related to the permanent closure of the Kenora and Stephenville paper mills as well as the impairment charges related to the Lufkin and Fort William paper mills. In the fourth quarter of 2004, the Company recorded a provision for mill closure and other elements of $33 million and asset write downs of $364 million with respect to the permanent closure of two previously idled paper mills located in Port-Alfred and in Sheldon. The Company recorded, in the fourth quarter of 2004, an after-tax gain of $169 million on the translation of foreign currencies, derived primarily from its U.S. dollar denominated debt.
     Sales were $1,310 million in the three-month period ended December 31, 2005, compared to $1,347 million in the same period last year. The Company recorded an operating loss from continuing operations of $352 million during the quarter compared to an operating loss from continuing operations of $346 million for the fourth quarter of 2004. Lower operating results from continuing operations in the fourth quarter of 2005 were mainly attributable to higher manufacturing costs, a credit applied in 2004 related to the lumber CVD and AD revised rates and the strength of the Canadian dollar. These were partially offset by higher prices in the Company’s paper business segments, lower amortization as well as lower mill closure and other elements.
TABLE 8: FOURTH QUARTER VARIANCE SUMMARY
IN MILLIONS OF DOLLARS

		Fav/(unfav) variance due to:
	Fourth					Fourth
	Quarter		Foreign			Quarter
	2005	Volume	exchange	Prices	Costs	2004
	$	$	$	$	$	$
Sales	1,310	(87)	(50)	100	—	1,347
Cost of products sold	969	61	11	—	(48)	993
Distribution costs	148	9	3	—	(2)	158
CVD/AD	13	3	1	—	(57)	(40)
Selling, general and administrative expenses	41	—	—	—	—	41
Mill closure and other elements	19	—	—	—	14	33

EBITDA	120	(14)	(35)	100	(93)	162
Amortization (regular)	124	—	6	—	14	144
Amortization (other)	348	—	—	—	16	364

Operating loss from continuing operations	(352)	(14)	(29)	100	(63)	(346)
Operating profit (loss) from continuing
operations before specific items [1]	15	(14)	(29)	100	(36)	(6)

1	Not in accordance with GAAP

25	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
When comparing the exchange rate of the fourth quarter of 2005 to the same period in 2004, the Canadian dollar was 4% stronger against the U.S. dollar. The Company estimates this had an unfavourable impact of approximately $25 million on its operating results, compared to the same period last year. Other currencies exchange rates had a negative impact of $4 million.
     In the fourth quarter of 2005, the Company expensed $13 million in relation to the lumber CVD and AD, compared to a credit of $40 million in the fourth quarter of 2004. In the fourth quarter of 2004, the Company recorded a credit of $57 million in relation to the lumber CVD and AD estimated revised rates published in December of 2004 while expensing $17 million related to the fourth quarter shipments. The reduction of $4 million was mainly due to lower sales volume and the application, for a period of three weeks, of the lower estimated revised rates published by the USDOC, in December of 2005.
     As stated above, mill closure and other elements amounted to $19 million in the fourth quarter of 2005. Mill closure costs totalled $72 million mainly related to the permanent closure of the Kenora and Stephenville paper mills and the Champneuf sawmill, as well as the announced closure of one paper machine in Bridgewater. These costs were partly offset by the gain of $53 million on the sale of timberlands in the Thunder Bay area. In the fourth quarter of 2004, the Company announced the permanent closure of the two previously idled Port-Alfred and Sheldon paper mills, resulting in a provision for mill closure and other elements of $33 million.
Total amortization decreased to $472 million, compared to $508 million in the fourth quarter of 2004. In December of 2005, the Company wrote down assets for an amount of $348 million, attributable to asset write downs of $180 million mainly due to the permanent closure of the Kenora and Stephenville paper mills, an impairment charge of $125 million as a result of the impairment test of some long-lived assets of the Lufkin paper mill and an impairment charge of $43 million as a result of the devaluation of the Fort William paper mill to its net realizable value following the sale of timberlands in the Thunder Bay area. This compares with asset write downs of $364 million taken in December of 2004 with respect to the permanent closure of the Port-Alfred and Sheldon paper mills, which reduced amortization in 2005.
     Financial expenses totalled $113 million in the fourth quarter of 2005, compared to $92 million in 2004. The increase is mainly due to the premium paid on early debt repayment.
     For a more extensive analysis of the quarter, please refer to the fourth quarter 2005 MD&A dated February 1, 2006.
SUMMARY OF QUARTERLY RESULTS
On a quarterly basis, sales were positively impacted by price increases in the Company’s two paper segments for eight consecutive quarters. This was partly offset by the strength of the Canadian dollar compared to the U.S. currency, going from an average of US$0.759 in the first quarter of 2004 to US$0.819 in the fourth quarter of 2004 and to US$0.852 in the fourth quarter of 2005, which represents a 12% strengthening of the Canadian dollar from the first quarter of 2004 to the fourth quarter of 2005.
TABLE 9: SUMMARY OF QUARTERLY RESULTS
IN MILLIONS OF DOLLARS
EXCEPT PER SHARE AMOUNTS

	2005				2004
	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
	$	$	$	$	$	$	$	$
Sales	1,310	1,355	1,354	1,323	1,347	1,405	1,308	1,239
Operating profit (loss) from continuing operations	(352)	8	57	11	(346)	75	41	(26)
Operating profit (loss) from continuing operations before specific items [1]	15	49	58	19	(6)	80	53	(12)
Earnings (loss) from continuing operations	(345)	95	(49)	(54)	(115)	179	(84)	(106)
Earnings (loss) from continuing operations per share	(0.79)	0.22	(0.11)	(0.13)	(0.26)	0.40	(0.19)	(0.24)
Net earnings (loss)	(355)	99	(43)	(51)	(108)	182	(79)	(31)
Net earnings (loss) per share	(0.81)	0.23	(0.10)	(0.12)	(0.24)	0.41	(0.18)	(0.07)
Exchange rates (CDN$1=US$):
Average noon rate	0.852	0.832	0.804	0.815	0.819	0.765	0.736	0.759

1	Not in accordance with GAAP

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	26
MANAGEMENT’S DISCUSSION AND ANALYSIS
     The Company’s operating results are negatively impacted by winter months as first and fourth quarter results from continuing operations before specific items are lower than second and third quarters. With the exception of the third quarter, each quarter’s operating results from continuing operations before specific items improved when compared to the same quarter the previous year. This is mainly because of price increases partly offset by the strength of the Canadian dollar compared to the U.S. currency and higher input prices for energy and fibre, as well as pension and other employee future benefits.
     In 2005, operating results were negatively impacted by $18 million for mill closure and other elements and $23 million for asset write downs in the third quarter, and by $19 million for mill closure and other elements as well as $348 million for asset write downs in the fourth quarter. In the fourth quarter of 2004, operating results were negatively impacted by $33 million for mill closure and other elements and $364 million for asset write downs, partly offset by the CVD/AD credit of $32 million from prior years.
     Other than those mentioned above, the major element that affected the Company’s net results was the loss (gain) on translation of foreign currencies, mainly due to the variation (weakening/strengthening) of the Canadian dollar compared to the U.S. currency and its impact on the Company’s debt denominated in U.S. dollars.
     The weighted average number of shares outstanding remained constant at 440 million during these periods.
FINANCIAL POSITION AND LIQUIDITY
The major cash requirements for the Company are to fund its operating working capital, capital expenditures, debt and interest payments obligation as well as dividend payments. Also, due to the actual under funding situation of the employee future benefits plans, additional funding is required. Over time, the funding of these requirements is expected to be generated from continuing operating activities and the use of the Company’s revolving credit facility if necessary. Abitibi-Consolidated could also increase its liquidity by issuing new debt or equity depending on financial market conditions and availability. The main cash transactions during 2005, excluding cash from continuing operating activities, payment of dividends and capital expenditures, were the sale of the Company’s interest in PanAsia and of the timberlands in Ontario as well as the resulting debt reduction. For 2006, the Company believes its liquidity generated from continuing operating activities and the use, from time to time, of its revolving credit facility, will be sufficient to satisfy its requirements in operating working capital, capital expenditures, debt and interest payment obligations as well as dividend payments. The Company has US$15 million and US$61 million of debt maturing in 2006 and 2007, respectively.
     The Company’s cash and cash equivalents related to continuing operations at the end of 2005 amounted to $67 million, a decrease of $48 million, compared to $115 million at the end of 2004. In 2005, Abitibi-Consolidated generated $164 million of cash from continuing operating activities and $566 million of cash from investing activities of continuing operations, while it used $797 million of cash for financing activities of continuing operations, essentially long-term debt repayments.
CONTINUING OPERATING ACTIVITIES
Cash generated from continuing operating activities totalled $164 million in 2005, compared to cash used by continuing operating activities of $3 million in 2004. The improvement in cash generated by operating activities was mainly due to a reduction of $33 million in non-cash operating working capital in 2005, compared to an increase of $146 million in 2004, partly offset by a reduction in operating results from continuing activities excluding the non-cash items. In 2005, non-cash operating working capital was lower by $33 million mainly due to an increase in accounts payable, partly offset by the increase in accounts receivable. The increase in non-cash operating working capital in 2004 was mainly due to an increase in accounts receivable, following a reduction in the use of the Company’s securitization program and a reduction of accounts payable and accrued liabilities, partly offset by a reduction of inventories.
FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Cash used by financing activities of continuing operations totalled $797 million in 2005, compared to cash generated of $161 million in 2004. The increase of cash used was mainly due to the reduction of long-term U.S. dollar debt in 2005 when compared to 2004, an increase in dividends paid to the partner in Augusta Newsprint Company and an increase in financing fees, partly offset by the reduction of dividends paid.
     Long-term debt, including the current portion, amounted to $3,762 million at December 31, 2005, representing a ratio of net debt to total capitalization of 0.598, compared to $4,612 million and a ratio of 0.616 at December 31, 2004. The decrease in long-term debt is mainly due to debt repayment following the sale of PanAsia and the timberlands in Ontario as well as the positive impact of the strengthening year-end Canadian dollar on U.S. dollar denominated debt. The reduction in the current portion of the long-term debt from $491 million at the end of 2004 to $18 million as at

27	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
December 31, 2005, is mainly attributable to debt repayments by Abitibi-Consolidated and Augusta Newsprint Company.
     On December 16, 2005, the Company announced the expiration and the completion of its cash tender offer for certain series of its outstanding notes (collectively, the “Notes”). A total of US$1,065.5 million in aggregate principal amount of Notes was tendered prior to the expiration date and a total of US$578.8 million aggregate principal amount of Notes was accepted for purchase. Table 10 shows, among other things, the series of Notes subject to the tender offer, the principal amount of Notes tendered prior to the expiration of the tender offer, the principal amount of Notes accepted for purchase by Abitibi-Consolidated and the principal amount remaining outstanding.
TABLE 10: DETAILS OF THE TENDER OFFER FOR CERTAIN OUTSTANDING NOTES COMPLETED ON DECEMBER 16,
2005
IN MILLIONS OF US DOLLARS

	Principal amount
	Outstanding	Tendered	Accepted
	as at	prior to	for	Remaining
Security	Dec. 1, 2005	expiration	purchase	outstanding

	US $	US $	US $	US $
6.95% Notes due December 15, 2006	200.0	184.8	184.8	15.2
7.625% Notes due May 15, 2007	200.0	139.0	139.0	61.0
6.95% Notes due April 1, 2008	250.0	209.2	50.0	200.0
7.875% Notes due August 1, 2009	250.0	204.7	100.0	150.0
8.55% Notes due August 1, 2010	500.0	327.8	105.0	395.0

	1,400.0	1,065.5	578.8	821.2

     On March 9, 2005, Abitibi-Consolidated filed with the Autorité des marchés financiers (the Québec securities regulatory authority) and the U.S. Securities and Exchange Commission a Final Short Form Base Shelf Prospectus in connection with the issuance by its subsidiary, Abitibi-Consolidated Company of Canada, of up to US$800 million of debt securities unconditionally guaranteed as to payment by Abitibi-Consolidated Inc. The debt securities may be issued from time to time until April 2007 at such prices and contain such other terms as may be determined at the time of issue. On March 28, 2005, the Company issued US$450 million of notes. The notes were offered and sold in a public offering in the United States only. The notes bear interest at the rate of 8.375% per annum, payable semi-annually in arrears, and will mature on April 1, 2015, unless redeemed or repurchased earlier. The net proceeds from the offering were used to repay US$337 million of the US$401 million of 8.3% notes due on August 1, 2005 and a portion of the revolving credit facilities. As well, on April 5, 2005, the Company repaid US$100 million of the US$300 million of 6.95% notes due on December 15, 2006.
     On October 3, 2005, the Company renewed its revolving credit facility arrangements. Two new banking facilities were put into place maturing in December 2008: a $550 million facility secured by certain fixed assets and a $150 million facility secured by certain working capital elements, as permitted under the Company’s bond indentures. The facilities require the Company to maintain certain financial ratios namely, an interest coverage ratio of not less than 1.5x for the life of the agreement and a net funded debt to capitalization ratio of not more than 70% until December 31, 2007 and of not more than 65% thereafter. Exempt from the calculation of the net funded debt to capitalization ratio is up to $500 million of non-cash asset write downs on an after-tax basis. At the end of 2005, $479 million of the $500 million exemption was used.
     On February 24, 2005, Dominion Bond Rating Service (DBRS) downgraded the Company’s ratings from BB (high) with a negative outlook to BB with a stable outlook. On November 3, 2005, DBRS downgraded the Company’s debt ratings to BB (low) with the trend negative. On December 1, 2005, Standard & Poor’s lowered the Company’s debt ratings from BB — to B + and the outlook was revised to stable. On December 8, 2005, Moody’s downgraded the Company’s long-term debt ratings from Ba3 to B1 and restored the outlook to stable. At the same time, Moody’s upgraded the liquidity rating to SGL-2. Finally, on December 12, 2005, Fitch initiated coverage of the Company’s debt and rated the senior unsecured bonds B+ and the secured bank debt BB —. The issuer default rating is also B + and the rating outlook stable. The Company does not expect in the short term a significant increase in its interest expense as a result of these rating changes.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	28
MANAGEMENT’S DISCUSSION AND ANALYSIS
INVESTING ACTIVITIES OF CONTINUING OPERATIONS
The Company generated $566 million of cash from investing activities of continuing operations in 2005, compared to a requirement of $86 million in 2004. In 2005, Abitibi-Consolidated used $177 million for capital expenditures compared to $256 million in 2004. Also in 2005, the Company generated $693 million from the sale of its interest in PanAsia and $64 million mainly from the sale of the timberlands in Ontario. This, compared to $112 million from the sale of its remaining 25% interest in the Saint-Félicien mill and $57 million from the sale of its interest in Voyageur Panel in 2004.
THE COMPANY INTENDS TO LIMIT ITS CAPITAL EXPENDITURE
PROGRAM IN 2006 AT $200 MILLION.
     Construction payables included in capital expenditures decreased by $3 million in 2005, compared to a decrease of $25 million in 2004, mainly due to the Alma conversion and the modernization of hydroelectric generating facilities at Iroquois Falls, Ontario. Major projects included the increase of bleaching capacity at the Shawinigan, Québec (Belgo) paper mill. The project was completed in December of 2005, on schedule and within its budget of $15 million. Also, the Company purchased co-generation assets located at its Fort Frances, Ontario paper mill for an amount of $10 million. These assets were previously owned by a third party. The project to increase hydro power generation at the Company’s Hydro-Saguenay facility is progressing according to plan for a start-up in the spring of 2006. The project cost is within its budget of $15 million. The second engineered wood facility, built by the Company’s joint venture Abitibi-LP, began producing I-joists in the third quarter of 2005. The project cost was within its budget of $13 million. The remainder of the capital expenditures was mainly related to asset maintenance.
     The Company intends to limit its capital expenditure program in 2006 at $200 million and to continue to apply free cash flows towards the reduction of debt.
2004 COMPARED TO 2003
Sales totalled $5,299 million in 2004, compared to $4,980 million in 2003. The Company’s increase in sales was mainly attributable to higher prices in the Company’s three business segments, as well as higher sales volume in the commercial printing papers and wood products segments. These factors were partly offset by a stronger Canadian dollar compared to the U.S. currency and lower sales volume in the newsprint segment.
     Loss from continuing operations amounted to $126 million in 2004, or 29 cents per share, compared to net earnings from continuing operations of $152 million in 2003, or 35 cents per share. The reduction of $278 million in earnings from continuing operations resulted mainly from a gain of $317 million on translation of foreign currencies, compared to $739 million in 2003, partly offset by an improvement in operating results from continuing operations of $119 million. Excluding specific items, operating profit from continuing operations amounted to $115 million in 2004, compared to an operating loss from continuing operations of $220 million in 2003.
     Improvement in operating results from continuing operations resulted mainly from higher prices in the Company’s three business segments totalling $598 million, lower operating costs on a per tonne basis in the paper segments and lower CVD and AD expense. These elements were largely offset by the effect of a stronger Canadian dollar for an amount of $272 million and an increase of $262 million in provision for mill closure and other elements and asset write downs.
     The Company posted a loss of $36 million in 2004, or 8 cents per share, compared to net earnings of $175 million in 2003, or 40 cents per share. In 2004, the Company sold the remaining 25% interest in the Saint-Félicien pulp mill and realized an after-tax gain of $75 million. In 2005, the Company reclassified PanAsia’s results as discontinued operations, representing net earnings of $15 million in 2004 and $26 million in 2003.
     The Company’s cash and cash equivalents at the end of 2004 amounted to $115 million, an increase of $90 million compared to $25 million at the end of 2003. In 2003, Abitibi-Consolidated generated $19 million of cash from continuing operating activities and $145 million of cash from financing activities of continuing operations, while it used $275 million of cash for investing activities of continuing operations. In 2003, there was no major cash transaction other than cash from operations, debt increase, payment of dividends and capital expenditures.

29	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
SELECTED ANNUAL INFORMATION
The Company’s consolidated financial statements are expressed in Canadian dollars and prepared in accordance with Canadian GAAP. These financial statements differ in certain respects from those prepared in accordance with United States GAAP and are not intended to provide certain disclosures which would be found in United States GAAP financial statements. These measurement differences are described in note 28 of the consolidated financial statements.
TABLE 11: SELECTED ANNUAL INFORMATION

IN MILLIONS OF DOLLARS
EXCEPT OTHERWISE NOTED	2005	2004	2003
	$	$	$
Sales	5,342	5,299	4,980
Operating loss from continuing operations	(276)	(256)	(375)
Operating profit (loss) from continuing operations before specific items[1]	141	115	(220)
Earnings (loss) from continuing operations	(353)	(126)	152
Earnings (loss) from continuing operations per share	(0.81)	(0.29)	0.35
Net earnings (loss)	(350)	(36)	175
Net earnings (loss) per share	(0.80)	(0.08)	0.40
Total assets	8,044	9,787	10,241
Total long-term liabilities	4,614	5,124	5,551
Dividends declared per share	0.100	0.100	0.175
Exchange rates (CDN$1=US$):
Closing rate	0.860	0.832	0.771
Average noon rate	0.826	0.769	0.714

[1]	Not in accordance with GAAP
     The higher sales in 2004 when compared to 2003, were mainly due to higher average prices in all three segments of the Company for $598 million, largely offset by the strength of the Canadian dollar for $318 million. In 2005, the $444 million positive impact of price increases in the Company’s paper segments was again largely offset by the strength of the Canadian dollar for $343 million. The Canadian dollar value compared to the U.S. currency increased from an average of US$0.714 in 2003 to US$0.826 in 2005.
     Operating results from continuing operations before specific items have improved sequentially since 2003.
This is mainly because of price increases largely offset by the strength of the Canadian dollar compared to the U.S. currency and higher input prices for energy and fiber, as well as pension and other employee future benefits. In 2005, operating results were negatively impacted by $37 million for mill closure and other elements as well as by $371 million for asset write downs. In 2004, operating results were negatively impacted by $32 million for mill closure and other elements, and $364 million for asset write downs, partly offset by the CVD/AD credit of $32 million from prior years recorded in the fourth quarter. In 2003, operating results were negatively impacted by $67 million for mill closure and other elements, $67 million for asset write downs and $21 million for goodwill impairment.
     Other than the elements mentioned above, the major factor that affected the Company’s net earnings is the gain on translation of foreign currencies, mainly due to the strengthening Canadian dollar and its impact on the Company’s U.S. dollar denominated debt.
     The downward trend in the total assets and total long-term liabilities is mainly caused by the sale of the Company’s interest in PanAsia and the strengthening of the Canadian dollar compared to the U.S. currency, raising from a rate of US$0.771 at the end of 2003 to US$0.832 at the end of 2004 and to US$0.86 at the end of 2005. Total assets have also been impacted by asset write downs of $371 million in 2005, $364 million in 2004 and $67 million in 2003.
     The weighted average number of shares outstanding remained constant at 440 million during these periods.
     In the second quarter of 2003, the Company’s Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.
OPERATING RESULTS FROM CONTINUING OPERATIONS BEFORE SPECIFIC ITEMS HAVE IMPROVED SEQUENTIALLY SINCE 2003.
OTHER NOTEWORTHY EVENTS
In the fourth quarter of 2005, the Company performed an impairment test of some long-lived assets of the Lufkin paper mill, in light of a scenario of the mill’s restart producing lightweight coated paper under a partnership structure. As a result of this test, Abitibi-Consolidated recorded an impairment charge of $125 million, of which $81 million is attributed to the Commercial printing papers segment and $44 million to the Newsprint segment.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	30
MANAGEMENT’S DISCUSSION AND ANALYSIS
RISKS AND UNCERTAINTIES
GLOBAL MARKETS AND COMPETITION
The Company competes in North American and export markets with numerous forest products companies, some of which have greater financial resources than the Company does. There has been a continued trend towards consolidation, leading to new global producers. These global producers are typically large, well-capitalized companies that may have greater flexibility in pricing, and financial resources for marketing, investment and expansion than Abitibi-Consolidated. The Company’s lumber business also competes indirectly with firms that manufacture substitutes for wood building materials. While the principal basis for competition is price, the Company also competes on the basis of customer service, quality and product type. There has also been an increasing trend toward consolidation among Abitibi-Consolidated’s customers. With fewer customers in the market for the Company’s products, the strength of its negotiation position with these customers could be weakened.
     Newsprint sales in North America represented 36% of the Company’s total sales in 2005. The Company assesses the North American newsprint market to be a mature market. Between 2000 and 2001, North American newsprint demand declined by 1,417,000 tonnes or 11%. Since then, demand has declined by 1,254,000 tonnes in four years or an average of 2.7% annually. Concurrently, North American newsprint production capacity has declined by 2,951,000 tonnes or 18% since 2000. As a result of this reduction in demand, the Company has proceeded with permanent closures and the write down of its Sheldon and Port-Alfred newsprint mills in 2004. In 2005, the Company has proceeded with permanent closures and the write down of its Kenora and Stephenville newsprint mills to improve its competitiveness.
     Paper prices are tied to the health of the economies of North and South America, Asia and Europe, as well as to paper inventory levels in these regions. Substitution towards lower basis weights, conservation measures and continued difficult economic conditions in 2005 limited North American growth in advertising spending and negatively impacted newsprint consumption.
     Newsprint prices are also tied to variances in production capacity. The Company believes that worldwide newsprint capacity increases are at historically low levels.
     The Company expects a moderate improvement in the general market environment for newsprint in 2006, arising from an increase in consumption in Latin America and in Europe, combined with the reduction of newsprint capacity in North America. The Company also expects substitution towards lower basis weights in newsprint to continue in 2006, which will also reduce production capacity.
FIBRE SUPPLY
Fibre represents the Company’s major raw material in the production of wood products, paper and pulp. The Company uses both virgin fibre (wood chips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.
     The virgin fibre supply required by the Company in Canada is mostly assured by cutting right agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.
     Wood chips supplied from the Company’s sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 90% of the Company’s Canadian pulp and paper mills’ requirements for virgin fibre. For its operations in the provinces of British Columbia, Ontario and Newfoundland, the Company relies on internal sources, in the most part, and the open market to supply in fiber its wood products, paper and pulp production requirements and such sources of supply are adequate to meet the Company’s requirements.
     On December 14, 2004, the Commission for the study of public forest management in Québec tabled its final report. The mandate of this commission was to examine the Québec forest regime and the state of the forest on public land. The report of the Commission included several recommendations dealing with practically all aspects of the Québec forest regime. On March 17, 2005, the minister tabled a bill to modify the Québec Forest Act and announced that the Annual Allowable Cut (AAC) on Crown land would be reduced by 20% for the next three years. The impact on the Company’s sawmills is a net reduction of 19.1% of the timber supply from Crown land. However, in an effort to salvage burned wood resulting from extensive forest fires in the summer of 2005, additional volume has been allocated to the Company’s sawmills thus reducing by about half the overall impact of the AAC cutback for the 2005-2006 harvesting season. Joint industry and government working groups are still working to identify ways to mitigate the impact of this AAC reduction. During this three-year period, new AAC calculations will be completed and new forest management plans will be developed and come into force. It is expected that the resulting harvest levels will be reduced, but the magnitude of the reductions will vary from region to region. In some areas, the final reduction could be less than the temporary 20% reduction, and in others, it could be more. On December 8, 2005, following another recommendation of the Commission, a provincial chief forester was appointed by the Québec Government. The new chief forester will

31	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
take charge of all new AAC calculations in the province. Government decisions on several other recommendations of the Commission are expected throughout 2006. These new decisions are not expected to cause further reduction in wood supply.
     Virgin fibre in the United States is obtained through the Company’s private timberlands and long-term supply contracts.
     The Company is the largest North American consumer of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company’s own recovery network in North America and the U.K. accounts for 40% of its recycled fibre needs.
     The Company believes that the balance of fibre supply between its internal sources and the open market is adequate to support its current wood products, pulp and paper production requirements.
ENERGY
In its manufacturing processes, the Company consumes a large volume of energy. Expressed in Gigajoules (Gj), the Company self-generates approximately 34% of the steam and power required in its paper mills. Another 35% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 31%, the Company is exposed to fluctuations in energy commodity prices. In 2005, energy commodity prices were negatively impacted by successive major hurricanes in the Gulf of Mexico, a warm summer in North America and worldwide geopolitical events.
     Crude oil price increased by 36% compared to 2004 and it had a direct impact on the price of residual oil consumed by the Company, which increased by 29% in 2005. Numerous hurricanes hit the Gulf of Mexico, causing substantial damage to energy complexes in the area. In the U.S., natural gas prices in 2005 were higher by 31% compared to 2004. In the U.K., the price of natural gas also rose in 2005, increasing by 52%.
     In Ontario, the average hourly energy price was $68 per megawatt-hour (MWh) in 2005, a 37% increase over 2004.
     While prices of electricity have been more stable in the main regulated jurisdictions where the Company has operations, they have also increased by between 0% and 18% in 2005.
     In order to reduce the impact of these increases, the Company continues to invest in its energy assets. In 2005, the Company has also initiated a detailed energy benchmarking program to reduce its energy usage.
     The Company’s ability to continue to internally generate hydroelectric power in some cases is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and their renewal is subject to government discretion.
SOFTWOOD LUMBER DISPUTE
Since the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the USDOC has instituted CVD/AD investigations. In 2002, “final determinations” were issued by the U.S. government and duties were imposed at rates of 18.79% for CVD and 12.44% for the Company-specific AD, calculated on the sales of the Company’s lumber shipped to the United States. On December 20, 2004, following the completion of its first administrative reviews, the USDOC lowered the industry-based CVD and Abitibi-Consolidated specific AD assessment rates from 18.79% to 17.18% and from 12.44% to 4.07%, respectively. On February 24, 2005, USDOC corrected its CVD results to 16.37%. Both the Company and various other parties have launched appeals of both USDOC first review determinations. The duty assessment rates may change as a result of these appeals. Once the results of the first administrative review become final, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury, the Company will be entitled to a refund with interest of the difference between the amounts of estimated duties deposited from May 22, 2002 through to April 30, 2003 for the AD case and May 22, 2002 through to March 31, 2003 for the CVD case, and the final assessment rates determined in the first review, provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turn out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.
     On December 12, 2005, USDOC published final results for the second administrative AD review, covering the period of May 1, 2003 through April 30, 2004, and for the second administrative CVD review covering April 1, 2003 through March 31, 2004. Based on these reviews, the Company’s new AD assessment rate is 3.2% and the new industry-wide CVD rate is 8.7%.
     On November 23, 2005, USDOC announced its selection of respondents for the third administrative AD review, which will cover the period of May 1, 2004 through April 30, 2005. Instead of individually examining the largest exporters, as in prior reviews, USDOC decided to select respondents using a random sampling approach. The Company was not selected as a respondent. The Company nonetheless sought its own rate by submitting its data to USDOC voluntarily. On January 6, 2006, USDOC indicated it would not consider such data. The Company is evaluating its options, but it appears likely that the Company will not receive its own individual margin of dumping unless it successfully appeals the USDOC’s decision. Instead, as with all other non-selected producers, it likely will receive a rate determined on the basis of the selected respondents.
     In light of the little progress in the lumber dispute case in 2005 and considering the fact that Abitibi-Consolidated has not been selected as a respondent for the third administrative

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	32
MANAGEMENT’S DISCUSSION AND ANALYSIS
AD review, the Company revised its estimated amount receivable applying the estimated revised rates published on December 20, 2004 for the first administrative reviews and the estimated revised rates published on December 12, 2005 for the second administrative reviews to their respective covered periods. As a result, the estimated recoverable cost reduction is US$52 million, an amount similar to that already recorded in the Company’s books. Also, the Company classified the totallity of the amount receivable in long-term assets under “Other assets” due to the uncertainty of receiving any amount within the next 12 months because of the various appeal possibilities. The US$52 million receivable is applicable to CVD for an amount of US$23 million and AD for an amount of US$29 million. The distribution between the first and the second review period is US$16 million and US$36 million, respectively, and between fiscal years 2002, 2003 and 2004, US$10 million, US$30 million and US$12 million, respectively.
     As a company with global manufacturing operations, Abitibi-Consolidated believes free and open trade is critical to maintain global competitiveness and remains confident that lower rates, if any at all, will prevail in the final determination.
     Based on normal shipment patterns and anticipated prices, the impact of every 1% increase or decrease in CVD/AD, represents a change of approximately $2.3 million to net earnings annually.
ENVIRONMENT
The Company is subject to environmental laws and regulations relating to forest management, air emissions, wastewater discharge, waste management, site operations and landfill sites. The Company believes that it is in material compliance with all laws and regulations governing its activities, and that the only foreseeable significant environmental capital expenditure in 2006 will be some modifications to its air emission equipment at the Grand Falls mill.
THE COMPANY ALSO MET ITS COMMITMENT TO OBTAIN THE SUSTAINABLE FOREST MANAGEMENT CERTIFICATION FOR ITS NORTH AMERICAN OPERATIONS BY THE END OF 2005.
     The Company conducts environmental compliance audits, generally performed by internal auditors, which cover all the Company’s paper and wood products sites over a defined schedule of time. The Company has implemented an Environmental Management System in all of its operations, except for recent acquisitions.
     The Company has implemented a certification process of its Environmental Management Systems, under the International Standards Organization (ISO), for its pulp and paper mills, sawmills, and woodlands operations.
At the end of 2005, all the Company’s operations were certified ISO 14001, except for recent acquisitions.
     The Company also met its commitment to obtain the sustainable forest management certification for its North American operations by the end of 2005. Furthermore, the Company made progress in 2005 on the high-conservation value-forests project defined under the 2003 agreement with World Wildlife Fund. Abitibi-Consolidated met its commitment to have all 16.8 million hectares of forest areas entrusted to it certified to SFM Standard by the end of 2005. Abitibi-Consolidated used the CSA SFM Standard for most of these forests.
FOREIGN EXCHANGE
The Company’s principal paper markets are outside Canada and therefore exposure to the U.S. dollar is a risk to its business. Approximately 78% of revenues and 14% of manufacturing costs of the Company’s operations are in U.S. dollars. The U.S. dollar exposure may therefore cause volatility in the Company’s cash flows, earnings and debt.
     The Company’s foreign exchange program includes partial hedging of U.S. dollar and other currencies cash flows. The Company also borrows most of its long-term debt in U.S. dollars and this debt constitutes an effective partial economic hedge on future U.S. dollar cash flows.
PENSION FUNDS
Abitibi-Consolidated maintains both defined benefit and defined contribution pension plans. As discussed further in the section Critical Accounting Policies and Estimates, in 2006, Abitibi-Consolidated will make a contribution of approximately $65 million in excess of its annual pension expense to satisfy a portion of the under funded liability of its pension defined benefit plans, as required by law. Over time, the Company will continue to make contributions until its pension plans’ legal funding obligations are satisfied.
CHANGES IN BANKING AND CAPITAL MARKETS AND CHANGES IN INTEREST RATES
Abitibi-Consolidated requires both short-term and long-term financing to fund its operations, including capital expenditures. Changes in banking, capital markets and/or its credit rating could affect the cost or availability of financing. In addition, the Company is exposed to changes in interest rates with respect to floating-rate debt, and in determining the interest rate of any new debt issues.
PRICE, COST AND EXCHANGE RATE SENSITIVITY
The Company’s pre-tax earnings, net earnings and earnings per share are impacted by fluctuations in selling prices, input costs and foreign exchange to the extent shown in table 12.

33	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
TABLE 12: SENSITIVITY ANALYSIS
Based on 2006 budgeted volumes, prices, exchange rates and financial hedges in place as at December 31, 2005.
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS

	Impact on
	Pre-tax	Net	Net earnings
	earnings	earnings	per share
	$	$	$
US$25 change in transaction price — per unit
Newsprint[1]	108	73	0.166
Commercial printing papers[1]	51	34	0.078
Wood products[2]	63	43	0.097

Foreign exchange[3]
US$0.01 change in relative value to the Canadian dollar
Cash impact	29	20	0.044
Non-cash impact	45	36	0.082

Manufacturing costs
Virgin fibre (2% on external source)	3	2	0.005
Recycled fibre (2% on external source)	3	2	0.005
Energy
Natural Gas (US$1/Gj)	12	8	0.019
Bunker “C” (US$1/BARREL)	2	1	0.003
Electricity ($1/MWh)
Regulated markets	9	6	0.014
Deregulated markets	2	1	0.002

[1]	Per tonne

[2]	Per thousand board feet

[3]	Cash impact partly offsets non-cash impact mainly attributable to translation of foreign currencies.
OUTLOOK
The Company is a major global leader in newsprint and commercial printing papers with interests in operations in Canada, the United States and the United Kingdom. It is also one of the major lumber producers in North America.
     Taking into consideration machine start-ups, closures and conversions completed in 2005 and those announced for 2006, the Company’s production capacity, for 2006, is as follows:
TABLE 13: PRODUCTION CAPACITY

Newsprint[1](thousand tonnes)	3,853
Commercial printing papers[1] (thousand tonnes)	2,002
Market pulp (thousand tonnes)	93
Lumber (million board feet)	2,078
I-joist (million linear feet)	73

[1]	Includes currently idled capacity
     The Company believes, considering economists’ forecasts for growth in the U.S. economy during the year, that newsprint demand could decrease by about 4% in 2006. The Company also expects newsprint industry’s production capacity to decrease, in 2006, influenced by substitution towards lower basis weights as well as machine closures and conversions announced in 2005.
THE COMPANY ALSO INTENDS TO APPLY FREE CASH FLOWS TOWARD THE REDUCTION OF LONG-TERM DEBT.
     The Company expects the market for commercial printing papers will continue to improve, as advertising expenditures and retail sales continue to grow in 2006 along with the economy.
     The Company intends to limit its capital expenditure program in 2006 at $200 million. The Company also intends to apply free cash flows toward the reduction of long-term debt.
FORWARD-LOOKING STATEMENTS
Certain statements contained in this MD&A and in particular the statements contained in various outlook sections, constitute forward-looking statements. These forward-looking statements relate to the future financial condition, results of operations or business of the Company. These statements may be current expectations and estimates about the markets in which Abitibi-Consolidated operates and management’s beliefs and assumptions regarding these markets. These statements are subject to important risks and uncertainties which are difficult to predict and

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	34
MANAGEMENT’S DISCUSSION AND ANALYSIS
assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A may differ materially from actual results or events. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Some of the factors, which could cause results or events to differ materially from current expectations, are discussed under the section Risks and Uncertainties and other cautionary factors are outlined elsewhere in this MD&A. The Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of transactions or non-recurring or other special items announced or ocurring after the statements are made may have on the Company’s business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write downs or other charges announced or occuring after such statements are made.
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
In the normal course of business, the Company is exposed to certain financial risks. The Company does not hold financial instruments for speculative purposes but only to reduce the volatility of its results from its exposure to these risks. The market value of financial instruments contracted by the Company arises mostly from changes in interest and exchange rates between the inception dates of these contracts and the balance sheet date. More information on financial instruments is presented in Note 25 of the consolidated financial statements.
FOREIGN EXCHANGE
The Company uses various financial instruments such as U.S. dollar forward contracts as well as U.S. dollar and Euro zero cost option tunnels, to reduce its exposure to foreign currency exchange risk. The Company’s sales denominated in U.S. dollar and Euro represent 78% and 4% of total sales, respectively. The foreign exchange financial contracts only hedge a portion of the sales. This portion declines as the hedge horizon increases. These hedges are all due to mature within the next two years. The gains and losses on foreign exchange contracts are recognized in earnings when the related hedged revenue is recorded.
     Furthermore, the long-term debt denominated in U.S. dollars is also considered an effective economic hedge against the exchange risk related to the future revenue streams originating from sales denominated in U.S. dollars.
INTEREST RATE
At year-end, 66% of the Company’s recourse debt was at fixed rates taking into account interest rate swap agreements. The interest rate contracts are only for a portion of the Company’s bond portfolio and mature in the years 2008 through 2011.
     Interest expense on the debt is adjusted to include payments made or received under these agreements. The net related amount receivable or payable from counterparts is included in the accounts receivable or accounts payable.
CREDIT RISK
The Company is exposed to credit risk on the accounts receivable from its customers. In order to manage its credit risk, the Company has adopted policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance and, in some cases, requires bank letters of credit. As a result, the Company does not have significant exposure to any individual customer. Its customers are mainly in the newspaper publishing, commercial printing, advertising and paper converting as well as lumber wholesaling and retailing businesses.
     The Company is exposed to credit risk on the favourable fair value of its derivative financial instruments. In order to mitigate this risk, the Company contracts its derivative financial instruments with credit worthy financial institutions and has limits on the amounts of such contracts with each financial institution.
CONTRACTUAL OBLIGATIONS
The Company has operating leases and other commitments entered into in the normal course of business. These commitments, which are not accounted for on the Company’s consolidated balance sheets, are described in Note 26 of the consolidated financial statements.
     Table 14 presents contractual agreements that are enforceable and are legally binding on the Company. For the foreseeable future, the Company expects cash flows generated from operations and from other sources of financing to be sufficient to meet its commitments.
     Abitibi-Consolidated has long-term debt with contractual maturities as described in Note 19 of the consolidated financial statements.
     Purchase obligations are mainly related to contracts signed in the normal course of the Company’s operations.

35	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
TABLE 14: SUMMARY OF CONTRACTUAL OBLIGATIONS
IN MILLIONS OF DOLLARS

	Total commitments by period
	Total	Within	1 – 3	4 – 5	After
	commitments	1 year	year	year	5 years
	$	$	$	$	$
Long-term debt	3,762	18	542	640	2,562
Operating leases	63	20	25	10	8
Purchase obligations	248	42	50	49	107

Total contractual obligations	4,073	80	617	699	2,677

OFF-BALANCE SHEET ARRANGEMENTS
As described in Note 25 of the consolidated financial statements, in 2005, the Company replaced its securitization program with two new programs with major international financial institutions. On October 28, 2005, the Company finalized a US$300 million North American program, and on December 9, 2005, it completed a US$125 million International program. The North American program is committed for three years while the International program is uncommitted. The programs do not require the Company to maintain a specific credit rating or company-specific financial covenants. Under these programs, the outstanding balance in Canadian dollars, as at December 31, 2005, was $459 million. Under the previous program, the outstanding balance in Canadian dollars, as at December 31, 2004, was $441 million.
TRANSACTIONS WITH RELATED PARTIES
On February 27, 2004, the Company sold its remaining 25% interest in SFK GP. Consequently, the 2004 information includes only two months of transactions in which the Company had an interest in SFK GP and at the end of 2004 and 2005, the accounts receivable from SFK GP were not considered as owed by a “related party”. Historically, the Company supplied all the required fibre to the Saint-Félicien mill to produce market pulp. SFK GP has a 20-year fibre supply agreement whereby the Company uses its supply network to source such fibre. Subject to certain conditions, the price of fibre payable by SFK GP is linked to the price of pulp for the first 740,000 tonnes of fibre per year. In 2005, the contracted volume subject to the price formula was reduced to 603,000 tonnes to take into consideration the reduction of wood allocation in the province of Québec. At the end of 2005, as a result of the extensive forest fires in the summer of 2005, the provincial government allocated additional wood volume, which will increase temporarily the contracted volume with SFK GP by 104,000 tonnes in 2006. The Company has also agreed to purchase some market pulp from SFK GP. These transactions are in the normal course of operations and have been carried out on the same terms as would have applied with unrelated parties and were accounted for at the exchange value, except for the fibre sales as mentioned previously.
TABLE 15: TRANSACTIONS WITH RELATED PARTIES
IN MILLIONS OF DOLLARS

	2005	2004
	$	$
Value of fibre supplied to SFK GP	—	14
Purchases of market pulp	—	3

CHANGES IN ACCOUNTING POLICIES
ADOPTED DURING FISCAL YEAR OF 2005
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15 of the Canadian Institute of Chartered Accountants (CICA) handbook, Consolidation of Variable Interest Entities. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.
     The implementation of this new accounting guideline had no impact on the Company’s consolidated financial statements.
EXPECTED TO BE ADOPTED IN SUBSEQUENT YEARS
FINANCIAL INSTRUMENTS, HEDGES AND COMPREHENSIVE INCOME
In January 2005, the CICA published the following three new sections of the CICA Handbook: Section 3855, Financial Instruments — Recognition and Measurement, Section 3865, Hedges and Section 1530, Comprehensive Income. Together, these standards introduce new requirements for the recognition and measurement of financial instruments, hedge accounting and comprehensive income that are harmonized with standards issued by the US Financial Accounting Standards Board.
     The Company expects that the implementation of these new recommendations will have an impact consistent with the adjustments described under Note 28 D) 1 and 2 and E) of its consolidated financial statements.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	36
MANAGEMENT’S DISCUSSION AND ANALYSIS
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s summary of significant accounting policies is described in Note 1 of the consolidated financial statements. Abitibi-Consolidated believes its most critical accounting policies include those related to foreign exchange, property, plant and equipment, the Company’s employee future benefits plans, goodwill and future income taxes.
FOREIGN EXCHANGE
The application of CICA Handbook Section 1650, Foreign Currency Translation requires that monetary assets and liabilities of domestic and integrated foreign operations denominated in foreign currencies be translated at year-end exchange rate and the gains or losses resulting from the period to period exchange variation be absorbed in the consolidated statements of earnings.
     The majority of the Company’s long-term debt is denominated in U.S. dollars. A variation of US$0.01 in relative value to the Canadian dollar represents $45 million of non-cash pre-tax gain or loss to the Company’s consolidated statements of earnings.
PROPERTY, PLANT AND EQUIPMENT
The Company records its property, plant and equipment at cost, including capitalized interest and pre-production costs. Investment tax credits and government capital grants received reduce the cost of the related assets. Property, plant and equipment purchased following a business acquisition are recorded at their fair value based on an independent study.
     The Company amortizes plant and equipment over their productive life mainly using the straight-line method. However, the Company records a write down when the value of a long-lived asset is impaired. The Company assesses the probability of future use of its property, plant and equipment and assesses the fair value related to the most likely outcome.
     In 2005, the Company wrote down assets for an amount of $203 million mainly due to the permanent closure of the Kenora and Stephenville paper mills. Also, the Company performed an impairment test of some long-lived assets of the Lufkin paper mill, in light of a scenario of the mill’s restart producing lightweight coated paper under a partnership structure. As a result of this test, Abitibi-Consolidated recorded an impairment charge of $125 million, of which $81 million is attributed to the Commercial printing papers segment and $44 million to the Newsprint segment. Furthermore, following the sale of timberlands in the Thunder Bay area, Abitibi-Consolidated assessed its Fort William paper mill to net realizable value and recognized an impairment charge of $43 million. These asset write downs and impairment charges are expected to reduce amortization by approximately $30 million in 2006.
GOODWILL
The application of CICA Handbook Section 3062, Goodwill and other intangible assets requires that goodwill be tested for impairment.
     The Company uses certain operating and financial assumptions to conduct its impairment test. This test uses current market information, when available, or other generally accepted valuation methods, such as discounted cash flows. Differences in assumptions regarding discount rates, foreign exchange and projection of future operating cash flows could have a significant impact on the determination of the impairment amount reported through the Company’s consolidated statements of earnings. These assumptions are tested against relevant independent information for consistency and reliability. Also, the Company assesses the sensitivity of its valuation with different scenarios and assumptions.
     Changes in estimates or assumptions could affect the goodwill impairment in the statements of earnings and goodwill in the balance sheets, of the Company’s consolidated financial statements.
     As at December 31, 2005, Abitibi-Consolidated had $1,296 million of goodwill, which is related to its two paper segments. In the fourth quarter of 2005, the Company performed the required annual goodwill impairment test as of September 30, 2005 and found that the fair value of both paper segments exceeded book value. The Company also performed sensitivity analysis under various scenarios, and found no impairment under those scenarios either.
EMPLOYEE FUTURE BENEFITS PLANS
The application of CICA Handbook Section 3461, Employee Future Benefits requires judgments regarding certain assumptions that affect the amounts recorded for estimated plans’ accrued benefit obligations and related income or expense.
     The Company uses independent actuarial firms to perform actuarial valuation of the fair values of post-retirement and pension plans obligations and costs. The major assumptions are the discount rate used to calculate the present value of the pension obligation, the expected return on plan assets and the compensation rate increase. The Company, based on its own experience and recommendations from its actuarial firms, evaluates these assumptions annually. For 2005, they have been estimated at 5.25% for the discount rate and 3.1% for the compensation

37	ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS
rate increase in the case of the pension obligation. In the case of the pension expense, the assumptions have been estimated at 6% for the discount rate, 7.25% for the return on plan assets and 3.1% for the compensation rate increase.
     The Company amortizes past service costs and cumulative unrecognized net actuarial gains and losses, in excess of 10% of the greater of the accrued benefit obligation or the market-related value of plan assets, over the average remaining service period of the active employee group covered by the plans. As at December 31, 2005, the Company’s deficit of the fair value of the pension plan assets over its accrued benefit obligation was $874 million, compared to $779 million at the end of 2004. This increase is mainly attributable to a reduction of the discount rate, partly offset by the high return on plan assets in 2005. The Company anticipates that it will fund its actuarial deficit over the next five years. Consequently, the Company believes its minimum pension and post retirement benefits funding in excess of pension expense will be in a similar range for 2006 when compared to the corresponding $65 million for 2005. Total funding, including the expense portion, is expected to be approximately $234 million in 2006 compared to $209 million in 2005.
     Changes in estimates or assumptions could affect the employee future benefits in the balance sheets and in the statements of earnings of the Company’s consolidated financial statements. A change of 0.25% in the discount and compensation rates would represent a variation in the pension obligation of approximately $130 million and $25 million, respectively. Also, a change of 0.25% in the discount, return on plan assets and compensation rates would represent a variation in the pension costs of approximately $10 million, $8 million and $5 million, respectively. These sensitivities are based on actual assumptions and could differ when using a different base or percentage of variation in a way that may not be linear or symmetrical.
     A description of the plans, the assumptions used in the calculation and certain sensitivities are presented in Note 20 of the consolidated financial statements.
FUTURE INCOME TAXES
The application of CICA Handbook Section 3465, Income taxes requires that future income tax assets and liabilities be recognized for the future income tax consequences of events that have been included in the consolidated statements of earnings or income tax returns. Future income taxes are provided for using the liability method and recognize all significant temporary differences between the tax and financial statements bases of assets, liabilities and certain carry forward items.
     The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates and assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets resulting in income tax expense or recovery. The Company evaluates its future income tax assets periodically.
     Changes in estimates or assumptions could affect the income tax in the statements of earnings and the future income taxes in the balance sheets of the Company’s consolidated financial statements.
USE OF NON-GAAP FINANCIAL MEASURES
EBITDA is not a recognized measure under Canadian GAAP. The Company believes that this measure is useful supplemental information as it provides readers with an indication of cash generated prior to debt service, capital expenditures and income taxes. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with GAAP as an indicator of performance or for cash flows from continuing operating, investing and financing activities as a measure of liquidity and cash flows.
     As shown in table 16, EBITDA is calculated by adding amortization of plant and equipment and amortization of intangible assets to operating profit (loss) from continuing operations. The Company’s method for calculating this information may differ from that used by other companies and, accordingly, this information may not be comparable to measures used by other companies.
TABLE 16: EBITDA RECONCILIATION
IN MILLIONS OF DOLLARS

	2005	2004
	$	$
Operating loss from continuing operations [1,2]	(276)	(256)
Plus:
Amortization of plant and equipment	863	919
Amortization of intangible assets	16	16

EBITDA [1]	603	679

1	Included in 2005, mill closure and other elements of $37 million and a charge of $9 million for an early retirement program and labour force reductions. Included in 2004, CVD/AD credits from prior years of $32 million, mill closure and other elements of $32 million and Alma start-up cost of $7 million.

2	Included in 2005 and in 2004, asset write downs of $371 million and $364 million, respectively.

ABITIBI-CONSOLIDATED / 2005 ANNUAL REPORT	38
MANAGEMENT’S DISCUSSION AND ANALYSIS
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS
Disclosure controls and procedures have been established by the Company to ensure that information disclosed by the Company in this MD&A and the related financial statements was properly recorded, processed, summarized and ultimately reported to the Board and the Audit Committee.
     The Company has also established internal controls and procedures for financial reporting to ensure that the financial information contained in this MD&A and the related financial statements is fairly presented in conformity with GAAP and that the Company’s transactions are properly approved, its assets are safeguarded against unauthorized or improper use, and the transactions it enters into are properly recorded and reported to permit the preparation of the Company’s financial statements in conformity with GAAP.
     In the year ended December 31, 2005, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the controls and procedures described in the two preceding paragraphs, or other factors that could significantly affect these controls and procedures. The Company’s CEO and CFO periodically review the aforementioned controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the fourth quarter, the Company’s CEO and CFO were satisfied with the effectiveness of the aforementioned controls and procedures.
OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS
The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.
ADDITIONAL INFORMATION
Additional information relating to Abitibi-Consolidated, including the Annual Information Form, is on SEDAR at www.sedar.com, on EDGAR at www.edgar-online.com and on the Company’s website at www.abitibiconsolidated.com.